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Thomas Clark

Director of Project Management

Chattanooga, Tennessee

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 **Lamp Post Properties LLC**

 **United States Air Force Academy**

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 **500+ connections**

Thomas Clark is the Director of Project Management for Lamp Post Properties. LPP has focused on real estate development projects in Downtown Chattanooga that have "breathed life" back into historic buildings that have sat vacant for numerous decades. For more information on these projects, visit w...

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Experience


Director of Project Management
Lamp Post Properties LLC
Feb 2016 – Present · 3 yrs
Chattanooga, Tennessee Area


Board Member
Chattanooga Football Club
2008 – Present · 11 yrs


Senior Development Project Manager
HUTTON, Chattanooga, Tennessee
May 2014 – Jan 2016 · 1 yr 9 mos
Chattanooga, Tennessee Area

New Development Project Manager
The Krystal Company
Sep 2007 – May 2014 · 6 yrs 9 mos

Board Member
Habitat for Humanity Chattanooga
Aug 2010 – Aug 2013 · 3 yrs 1 mo

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Education

United States Air Force Academy

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Activities and Societies: Men's Soccer Team Men's Track & Field Team



